UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference

This Form 6-K includes a version of the Registrant’s earnings release entitled CSR plc Unaudited Results for the Second Quarter and Half Year Ended 29 June 2012 that has been modified for purposes of updating registration statements filed by the Registrant on Form S-8 on June 26, 2009 (No. 333-160246), October 1, 2009 (No. 333-162255) and September 7, 2011 (No. 333- 176706), and subsequently filed registration statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next succeeding annual report on Form 20-F (collectively, the “Registration Statements”). This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statements. The original earnings release was furnished on Form 6-K; this modified version of the earnings release is not intended to supersede the original earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: August 6, 2012	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

London, 24 July 2012
CSR PLC UNAUDITED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 29 JUNE 2012

Solid revenues and strong underlying gross margins.

Cost savings programme completed.

Proposed transaction with Samsung announced.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today reports second quarter results for the 13 weeks to 29 June 2012 and results for the half year:

Second Quarter Financial Summary	IFRS		Underlying*
	Q2 2012	Q2 2011	Q2 2012	Q2 2011
Revenue	$266.5m	$193.9m	$266.5m	$193.9m
Gross margin	50.9%	49.0%	52.0%	49.8%
Operating profit	$8.0m	$13.2m	$23.9m	$24.2m
Profit for the period	$5.0m	$11.4m	$17.3m	$16.1m
Diluted earnings per share	$0.03	$0.07	$0.09	$0.09
Net cash inflow from operating activities	$40.3m	$31.0m	$40.3m	$31.0m
Cash, cash equivalents, treasury deposits and investments	$271.0m	$388.4m	$271.0m	$388.4m

26 weeks ended 29 June 2012	IFRS		Underlying*
	H1 2012	H1 2011	H1 2012	H1 2011
Revenue	$493.5m	$357.8m	$493.5m	$357.8m
Gross margin	50.1%	48.6%	51.3%	49.5%
Operating profit (loss)	($7.7m )	$9.9m	$26.6m	$24.3m
Profit (loss) for the period	($9.0m )	$9.5m	$19.0m	$19.1m
Diluted earnings (loss) per share	($0.05)	$0.05	$0.09	$0.11
Net cash inflow from operating activities	$24.9m	$20.7m	$24.9m	$20.7m
Cash, cash equivalents, treasury deposits and investments	$271.0m	$388.4m	$271.0m	$388.4m

*	Underlying results are based on International Financial Reporting Standards (IFRS), adjusted for amortisation of acquired intangibles, share option charges, integration & restructuring costs, acquisition fees, litigation settlements, patent settlements, the deferred tax effect of change in the tax rate, the unwinding of discount on litigation settlements and the loss on close period share buy-back. Please refer to the Supplementary Information on pages 26 to 27 for a full reconciliation of IFRS to underlying measures.

•	Financial performance:

•	Q2 2012 revenue of $266.5m (Q2 2011: $193.9m) includes a contribution of $81.2m from Zoran (2011: nil),

•	Q2 2012 year-on-year revenue in Automotive business line up 40% and Home Business Group up 34% with Personal Navigation Devices (PND) down 50% and Handsets down 21%,

•

IFRS operating profit of $8.0m (Q2 2011: $13.2m) reduced due to integration and restructuring charges from Zoran transaction (H1 2012: loss of $7.7m, H1 2011: profit of $9.9m), underlying operating profit of $23.9m (Q2 2011: $24.2m) (H1 2012: $26.6m, H1 2011: $24.3m),

•	Ended Q2 2012 with cash, cash equivalents, treasury deposits and investments of $271.0m.

•	Previously announced $130m programme of annualised cost savings plan completed. Underlying annual operating expenses expected to be $390m – $410m by end of 2012, post proposed Samsung transaction.

•	Momentum in platform strategy:

•	Platform revenue 62% of total revenue in Q2 2012 (Q2 2011: 45%) driving improved year-on-year gross margin of 50.9% and underlying gross margin of 52.0%,

•	Shipping Bluetooth Smart to major customer in the health & fitness segment,

•	Fifteen new licensees for aptX® in Q2 including Samsung’s latest flagship smartphone taking total to 91 customers,

•	Announced first auto product based on the SiRFstarV architecture.

•	Continued technical innovation:

•	Launched latest version of our software toolkit for the speedy development of Bluetooth Smart devices,

•	CSR9800™ Wi-Fi®/Bluetooth® combination chip on track.

•	Interim dividend of $0.038 (2011: $0.032).

•	Agreed transaction (“the Transaction”) with Samsung Electronics Co. Ltd (“Samsung”) for the transfer of CSR’s development operations in handset connectivity and location:

•	Transforms future growth and profitability. Expected to close Q4 2012.

Joep van Beurden, Chief Executive Officer, said: “We had another good quarter driven by our momentum in providing higher-margin platforms, which is reflected in our revenues and underlying gross margins.

“CSR remains focused on its strategy to build platform revenues and it has identified five high-growth markets to better position it to deliver sustained growth and shareholder value. The proposed transaction with Samsung accelerates this strategy. We will have an ongoing core business where we have a leadership position, attractive gross margin and ample growth opportunity. The transaction enhances EPS - and strongly so - post return of capital. After returning capital to shareholders and our reinvestment in our platform businesses, we would expect to have a net cash position of around $250m to $275m, which will enable us to invest in our growth markets.

“In line with much of the sector, while we saw strong trading conditions during the first half of the year, order patterns have been more cautious with respect to the second half of 2012. Nevertheless, we currently expect revenue for the full year to be broadly in line with market consensus revenue expectations.”

OUTLOOK

We expect third quarter revenues to be in the range of $260m to $280m. We currently expect revenue for the full year to be broadly in line with market consensus revenue expectations.

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, underlying SG&A expenditure, underlying operating profit, underlying operating margin, underlying finance (expense) income, underlying profit before tax, underlying tax, underlying profit for the period and underlying diluted earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these underlying measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time: (e) assist investors in their assessment of the long-term value of CSR; and (f) assist investors in understanding management decisions. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information, from pages 26 to 27.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.30 am BST, 24 July 2012

Location:	JP Morgan Cazenove, Holborn Bars, 138-142 Holborn, London EC1N 2NQ

Details of the live audio webcast and audio call:	UK Toll Free: 0800 368 1918 USA and Canada Toll Free: +1 855 716 1594 Rest of the world: +44 20 3140 0724

Replay:	UK Toll Free: 0800 368 1890 +44 20 3140 0698 (outside the UK) US Toll Free: +1877 846 3918 Access Code: 385786#

Details:	Also available on the CSR website - http://www.csr.com/Q2-2012

*	The information on our website is not incorporated by reference into this report.

The third quarter 2012 results are expected to be announced on 23 October 2012 and there will be a live audio webcast.

Executing against our Strategy

Our strategy focuses on targeting our chosen end markets with our integrated and differentiated technology platforms, with the goal of achieving sustainable growth with higher margins and returns. We currently develop enhanced and connected platforms in end markets where we have a position of scale, including voice & music, automotive, cameras and document imaging. We are also investing in five identified high-growth markets: voice & music; indoor location; automotive infotainment; Bluetooth Smart; and imaging.

We take a disciplined approach to capital allocation, investing in markets where we see the best prospects for profitable revenue growth.

We believe we continue to execute well against our strategy. In the second quarter, our platform-related business comprised more than 62% of our reported revenues up from 45% of reported revenues in the comparable quarter last year, which was the main driver of increased underlying gross margins year-on-year, from 49.8% to 52.0%.

Proposed transaction with Samsung

On 17 July 2012, CSR entered into a conditional binding agreement with Samsung (the “Transaction Agreement”) for the transfer of CSR’s development operations in handset connectivity and location, including 310 people, together with certain rights over CSR’s technology in these areas, for a consideration of $310m in cash. None of the revenues associated with CSR’s existing handset products will be transferred.

In addition, Samsung will invest $34.4m in return for new ordinary shares in CSR representing 4.9% of the issued share capital of the Company at 16 July 2012, at a price of 223 pence per share on completion of the Transaction, which we expect to complete in Q4 2012.

Following completion of the Transaction, the Company intends to return up to $285 million to holders of its ordinary shares and American Depositary Shares representing its ordinary shares, comprising the net proceeds of the Transaction, the equity investment by Samsung and the remaining $40.5 million of the buy-back announced in February 2012.

We expect to have a net cash position of $250m - $275m at year end which will enable us to invest in our five identified growth markets.

Company Structure and Financial Metrics

For Q2 2012 and H2 2012, we have reported based on our four current business groups: Auto, Home, Mobile and Legacy Products. In due course, following the Transaction, we will review our reporting structure.

After completion of the Transaction, existing handset connectivity and handset location products and revenue remain with CSR. CSR will discontinue developing products for handset connectivity. CSR will continue to develop location products for its ongoing core business. Our ongoing core business will comprise the current Auto Business Group, Home Business Group, plus location and camera business lines from the Mobile Business Group. The remaining non-core businesses of the group, including handset connectivity revenues will be in the Legacy Products Group.

We believe that the total addressable market (“TAM”) 2012 to 2017 in our current business, excluding the Legacy Products Group, will increase by 7% compound annual growth rate (“CAGR”) from $9.5bn to $13.5bn. The TAM of ongoing core business is expected to increase by 11% CAGR 2012 to 2017 from $5.2bn to $8.5bn, while the TAM in the five growth areas within our ongoing core business is expected to increase by 14% CAGR 2012 to 2017 from $2.8bn to $5.3bn.

We expect our existing Legacy Products Group and handset connectivity revenue to decline by approximately 50% during 2013 compared to 2012 revenues and to have some residual handset connectivity revenue in 2014. We would expect minimal handset connectivity revenues in 2015.

After completion of the Transaction, we expect annual underlying operating expenses to be in the range of $390m - $410m by the end of 2012, compared to our previous expectation of $420m - $430m. We expect a similar underlying cost base of $390m – $410m in 2013, of which $15m - $20m will be new investment in our five growth areas. Of our cost base, approximately one-third will be underlying SG&A and two-thirds underlying R&D. The majority of the R&D expense will be dedicated to the ongoing core business, while SG&A is expected to be allocated between the different parts of the business, proportionate to revenue. In 2014, underlying operating expenses related to Legacy products and handset connectivity are expected to decline proportionally to the decline in revenue of those groups.

Our ongoing effective tax rate is expected to remain around 20%, with cash tax payments for 2013 and 2014 below this level.

Progress on Platforms

In our Auto Business Group, our next-generation SiRFprimaII 40nm automotive infotainment and navigation platform began to ship early volumes to two lead customers during the second quarter of 2012. In addition, we have continued to ship our autograde Wi-Fi to a number of customers during the quarter.

During Q2, we announced our first auto product based on the SiRFstarV architecture, a quad-GNSS location platform designed to support GPS, GLONASS, Galileo and Compass systems and optimised to address the ever more demanding needs of the auto industry. We also announced RoadTunes ADK 3.0 for tighter integration of smartphones to in-vehicle systems such as steering wheel switches, head unit controls or vehicle touchscreens, and the CSR6030A11™, a feature-rich automotive-qualified standalone Wi-Fi solution.

In our Home Business Group, we continued our market leadership in the area of Bluetooth stereo audio. We had good design win traction in the audio area, with a number of customer product launches expected in the third quarter of the year for the end-of-year sales season. This is resulting in continuing growth for streaming audio via Bluetooth. We had around 160 SIG (Bluetooth special interest group) stereo EPL (end product listings) in the quarter, compared to 122 SIG listings for Q1 2012.

We have had good adoption for our market-leading aptX audio codec technology with fifteen licensee agreements signed during the quarter. We have seen significant aptX adoption with products including the latest Samsung flagship smartphone, and the Monster Clarity HD and Braven 650 speakers. We now have around ninety licensees for this technology and believe that continued adoption of aptX contributes to maintaining a strong market position for our chips in the wireless audio market.

In June 2012, we acquired the MAP-X™ audio product line from Trident Microsystems, Inc. (NASDAQ: TRID). The MAP-X processor is designed to deliver HD audio decoding and internet audio streaming for next generation home audio, AV receivers, and soundbars. MAP-X will be added to CSR’s existing audio platform, so addressing the upcoming demand we forecast for HD quality audio and streaming audio in more complex and processor intensive mid to high-end audio products. The acquisition will allow CSR to build on its existing end-to-end audio platform offering customers a one-stop-shop for developing home audio consumer electronics products.

We are shipping Bluetooth Smart in the health & fitness segment with a major customer and are actively engaged with a Tier One customer in the human interface device arena.

In our Mobile Business Group, the camera business line is on track to deliver to a number of Tier One companies our COACH14™ (camera-on-a-chip) for premium hybrid cameras during the third quarter, while we have seen increasing demand for Wi-Fi connected cameras.

Continued Technical Innovation

During the quarter, we launched the CSR µEnergy SDK 1.4, the latest version of our software toolkit for the speedy development of Bluetooth Smart devices. This updated version CSR µEnergy SDK provides a development platform and includes the majority of the latest Bluetooth v4.0 profiles to enable developers to create exciting new Bluetooth Smart devices quickly and with a low initial investment. In addition, the CSR µEnergy SDK 1.4 offers out-of-the-box operation with the latest iOS-based devices.

We remain on track with our 40nm CSR9800 Wi-Fi/Bluetooth combination chip.

Company Structure

The Zoran acquisition was completed on 31 August 2011 and Zoran revenues are incorporated for the whole of 2012, as shown in the table on page 6.

Operating Review

Second quarter revenue by business unit	Q2 2012	Q2 2011*
Auto
Automotive	$49.6m	$35.4m
PND	$10.5m	$21.1m
Total	$60.1m	$56.5m

Home	$89.3m	$66.8m

Mobile

Handsets	$53.8m	$68.2m
Cameras	$29.1m	$2.4m
Total	$82.9m	$70.6m

Legacy Products Group	$34.2m	$0.0m

Total	$266.5m	$193.9m

Half year revenue by business unit	H1 2012	H1 2011*
Auto
Automotive	$89.3m	$64.4m
PND	$18.3m	$37.7m
Total	$107.6m	$102.1m

Home	$154.8m	$115.4m

Mobile

Handsets	$111.5m	$136.5m
Cameras	$54.0m	$3.8m
Total	$165.5m	$140.3m

Legacy Products Group	$65.6m	$0.0m

Total	$493.5m	$357.8m

*	Comparable results for Q2 and H1 2011 are those previously reported for CSR plc and are not inclusive of Zoran, but have been restated to align with the new business group structure adopted in Q4 2011. As a result, $2.4m for Q2 2011 and $3.8m for H1 2011 of camera revenues previously reported in the Home Business Group are now reported in the Mobile Business Group.

Auto Business Group

Q2 2012: 23% of revenues; Q2 2011: 29% of revenues (H1 2012: 22% of revenues; H1 2011: 29% of revenues)

Second quarter revenues in the Auto Business Group were $60.1m (Q2 2011: $56.5m) which includes a $2.6m contribution from Zoran. Excluding the Zoran revenue, this represented an increase of 2% from the comparable period last year as strong revenue growth from the automotive business line of 40% in comparison to the comparable period last year, was offset by a decline in PND revenues of 50% over the same period. In the second quarter 2012, revenues from the Automotive and PND business lines represented 83% (Q2 2011: 63%) and 17% (Q1 2011: 37%) of the Auto Business Group’s revenues respectively, including the contribution from Zoran.

The automotive business line performed in line with expectations and saw continued connectivity design win momentum. We expect an accelerating shift away from PNDs towards in-dash navigation and location capabilities in smartphones.

Home Business Group

Q2 2012: 33% of revenues; Q2 2011 35% of revenues (H1 2012: 31% of revenues; H1 2011: 32% of revenues)

Revenues in the Home Business Group were $89.3m (Q2 2011: $66.8m), including a contribution of $16.0m from Zoran. Excluding the Zoran contribution, this represented an increase of 10% from the comparable period last year, with the voice & music business line performing well year-on-year.

Our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets, active speakers and speaker docks and continues to drive our leadership position in the area of Bluetooth audio. We continue to supply the two companies that utilise Bluetooth for their gaming controllers. Revenue from our document imaging business line grew year-on-year due to increased hardware sales.

Mobile Business Group

Q2 2012: 31% of revenues; Q2 2011: 36% of revenues (H1 2012: 34% of revenues; H1 2011: 39% of revenues)

Revenues in the Mobile Business Group were $82.9m (Q2 2011: $70.6m) including a contribution of $28.4m camera revenues from Zoran. Compared to the comparable prior year quarter, handset revenues declined 21% from $68.2m in Q2 2011 to $53.8m in Q2 2012, while revenues from the camera business line increased by $4.8m from the $23.6m recognised by Zoran in Q2 2011.

We expect to see weakening conditions during H2 2012 for our handset business due to weakness in the feature phone market, and in our camera business due to softening in end markets.

Legacy Products Group

Q2 2012: 13% of revenues; Q2 2011: 0% of revenues (H1 2012: 13% of revenue; H1 2011: 0% of revenues)

Second quarter revenues in the Legacy Products Group were $34.2m (Q2 2011: $nil). Zoran recognised $43.5m of revenue in relation to these products in the comparable period of last year. We expect to see revenue decline for these businesses accelerating during the second half of 2012.

Dividend

On 20 February 2012, the Board recommended a final dividend of $0.071 per ordinary share which, together with the interim dividend of $0.032 per ordinary share, amounted to $0.103 per ordinary share in respect of the 2011 financial year, representing an increase of 5% over the notional dividend (FY 2010: $0.065, notional dividend of $0.098). This was equivalent to a sterling value per share of £0.0441.

The final dividend was approved by shareholders at the Annual General Meeting held on 23 May 2012 and was paid on 1 June 2012 to shareholders on the register as at 11 May 2012.

In respect of the 26 week period ending 29 June 2012, the Company will be paying an interim dividend of $0.038 (2011: $0.032) per ordinary share. The dividend will be paid on 7 September 2012 to holders of record on 17 August 2012. The increase in the interim dividend is consistent with an implied growth in the full year dividend of 10%, assuming a typical 1/3 and 2/3 split between interim and final dividend respectively. This reflects the Board’s confidence in the organic growth being achieved by the Company and its commitment to delivering returns to shareholders via a progressive dividend policy.

Progress on Share Buy-back

Under a general authority granted by shareholders at the general meeting held on 30 August 2011, on 20 February 2012, the Board announced its intention to buy-back shares for up to $50m. We bought back $9.5m shares in the first quarter, though payments of $4.1m in respect of these purchases were completed in the second quarter. The Company renewed the buy-back authority at the Annual General Meeting on 23 May 2012. No further purchases were made during the second quarter.

People

Total headcount was 2,489 as at 29 June 2012 (30 March 2012: 2,547). The headcount as at 29 June 2012 included 21 additional employees in respect of the recently completed acquisitions, and a further 40 who have left in July as a result of planned actions we took in Q2.

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See, for example, our Securities and Exchange Commission filings and our Annual Report on Form 20-F for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

CSR is litigating a patent case against Bandspeed, Inc., in the US District Court for the Western District of Texas. Trial has been set for Q1 2013. Although CSR is not a party to another Bandspeed case, which was transferred from the US District Court for the Eastern District of Texas to the US District Court for the Western District of Texas, a number of defendants have requested indemnification from CSR. In response to Bandspeed’s actions, on 5 October 2011, CSR had filed a patent infringement lawsuit against Bandspeed in the US District Court for Arizona, which has been consolidated with the Western District of Texas Case. CSR also filed an action against Bandspeed and its affiliates for fraud and unfair business practices in the US District Court in the Northern District of California, which also has been consolidated with the Western District of Texas case. Bandspeed is defending a patent infringement lawsuit filed by CSR in the US District Court for the Central District of California; no trial date has been set.

Freescale Semiconductor, Inc. filed three investigations in the International Trade Commission in which it named Zoran or its customers as respondents, Inv. No. 337-TA-709 (“Integrated Circuits I”), Inv. No. 337-TA-786 (“Integrated Circuits II”) and Inv. No. 337-TA-822 (“Integrated Circuits III”). Freescale also filed three parallel district court cases, all of which are stayed pending the outcome of Integrated Circuits II and III. In each ITC investigation, Freescale accused Zoran’s products of infringing US Patent No. 5,467,455. This patent expires on 3 November 2013.

Integrated Circuits I went to trial on the issue of whether certain Zoran digital television integrated circuit products used in Funai TVs infringe the ‘455 patent. In Integrated Circuits I, Freescale failed to prevail. On 12 July 2012, the Administrative Law Judge issued his Initial Determination (ID) and concluded there was no violation of the relevant statute, Section 337 of the Tariff Act of 1930. The ID is subject to petitions for review by the entire Commission and the ID will become the final determination of the Commission on 10 September 2012, unless the Commission orders review of any of the issues addressed in the ID by that date. In Integrated Circuits III, the trial is set for 24 September 2012 and the target date for completion of the Investigation is 10 May 2013.

On 21 May 2012, CSR filed a complaint against Freescale in the US District Court for the Northern District of California (Case No. 12-CV-02619), alleging infringement of five US patents.

On 10 July 2012, Freescale filed an amended complaint against CSR in the US District Court for the Western District of Texas (Case No. 1:12-CV-604), alleging infringement of four US patents.

A number of patent portfolio non-practising entities have filed patent infringement cases against CSR and/or Zoran. These cases are all in the preliminary stages and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints – all filed in the US District Court for the Eastern District of Texas (except HSM Portfolio/Technology Property’s lawsuit against Zoran in the US District Court for Delaware) - and the scheduled trial dates are as follows: Mosaid (Filed 16 March 2011; Trial scheduled for Q3 2014); Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; Trial scheduled for Q4 2013); HSM Portfolio and Technology Property (Filed 1 September 2011; Trial not yet scheduled); and Advanced Processor Technologies (Filed 26 January 2011; Trial scheduled for Q3 2013).

No provision has been recorded for any of the cases above as cash out flow has not been deemed probable as of the date hereof.

Financial Review – second quarter ended 29 June 2012

Second Quarter Financial Summary	IFRS*			Underlying*
	Q2 2012	Q2 2011		Q2 2012	Q2 2011
Revenue	$266.5m	$193.9m		$266.5m	$193.9m
Gross profit	$135.6m	$95.0m		$138.6m	$96.6m
Gross margin	50.9%	49.0%		52.0%	49.8%
R&D expenditure	$74.2m	$50.0m		$70.8m	$47.8m
SG&A expenditure	$53.3m	$31.8m		$43.9m	$24.5m
Operating profit	$8.0m	$13.2m		$23.9m	$24.2m
Tax charge (credit)	$2.2m	($0.1m	)	$6.3m	$7.3m
Diluted earnings per share	$0.03	$0.07		$0.09	$0.09
Net cash inflow from operating activities	$40.3m	$31.0m		$40.3m	$31.0m

*	Q2 2011 results only include those previously reported for CSR plc and are not inclusive of Zoran Corporation.

Revenue

In the second quarter of 2012, revenue increased by $72.6m over the comparable period last year to $266.5m (Q2 2011: $193.9m), as a result of revenue growth across all business groups. Revenue growth was particularly high within the Home Business Group at 33.7%, over the comparable period last year, reflecting the inclusion of Zoran revenues of $81.2m in Q2 2012 revenues. Revenue increased by 17.4% over the prior quarter (Q1 2012: $227.0m) due to seasonality and favourable global trading conditions.

Gross margin

Under IFRS, gross margins increased by 1.9% over the comparable period last year as the increase in gross margins on an underlying basis of 2.2% was partially offset by an increase in the amortisation of intangibles, as a result of intangibles acquired with Zoran, reducing gross margins by 0.3%.

The underlying gross margin increased by 2.2% over the comparable period last year to 52.0% (Q2 2011: 49.8%). This is attributed to an increase in the underlying gross margin of the Home Business Group, as well as a decline in the share of the revenue mix for lower margin product groups such as Handsets (Q2 2012: 20.2%, Q2 2011: 35.2%) and PNDs (Q2 2012: 3.9%, Q2 2011: 10.9%). The increase in underlying gross margins is also being driven by increased platform revenues within the revenue mix, which has increased from 45% of revenue in Q2 2011 to 62% of revenue in Q2 2012.

Operating expenses

R&D expenses under IFRS of $74.2m (Q2 2011: $50.0m) and on an underlying basis of $70.8m (Q2 2011: $47.8m) increased by 48.4% and 48.0% respectively, over the comparable period last year. This can primarily be attributed to the enlarged cost base following the acquisition of Zoran, as well as additional share option and amortisation of intangibles charges, relating to Zoran, recognised under IFRS.

Under IFRS measures, there was an increase in SG&A expenses of 67.5% over the comparable period last year from $31.8m to $53.3m. SG&A expenses increased by 79.3% on an underlying basis over the comparable period last year, to $43.9m. This can also be attributed to the enlarged cost base following the acquisition of Zoran. Q2 expenses also included higher than expected variable employee expenses that should reverse in the future and legal costs related to litigation. As a result of the recent small acquisitions we expect operating expenses to increase by an annualized rate of around $3m during Q3.

The cost saving programme previously announced, following the merger with Zoran, was completed during the second quarter. For the year ended 30 December 2011, the underlying operating costs associated with the operations to be transferred to Samsung were $46.6m on an annualised basis, of which $15m-$20m of the savings in costs is expected to be re-invested in our five growth areas. As a result, we expect our annualised underlying operating expenditure to be between $390m - $410m by the end of 2012.

Operating profit

Under IFRS, an operating profit of $8.0m represents a decrease of $5.2m on the comparable period last year (Q2 2011: $13.2m). This is attributed to increased share option charges (increase of $3.7m) and an increase in the amortisation of intangibles (increase of $2.1m) due to the acquisition of Zoran, which more than offset the decline of $1.0m in total expenditure on acquisition and restructuring costs.

Underlying operating profit of $23.9m for the second quarter of 2012 is comparable to that in the corresponding period last year (Q2 2011: $24.2m).

Tax charge

Under IFRS the tax charge was $2.2m. This increased by $2.3m in comparison to the comparable period last year (Q2 2011: credit of $0.1m), even though profit before tax under IFRS declined by $4.1m in Q2 2012, primarily due to the recognition of a tax credit in Q2 2011 of $6.0m for US losses.

On an underlying basis, the tax charge was $6.3m (Q2 2011: $7.3m) which, along with the tax charge in the first quarter, gives an effective tax rate of 27.1% at the half year.

We expect our ongoing effective tax rate to remain around 20% in 2012 after completion of the Transaction.

Earnings per share

Diluted earnings per share under IFRS was $0.03 in Q2 2012, a decrease on the second quarter last year (Q2 2011: $0.07) as a consequence of higher non-underlying costs, following the acquisition of Zoran, as well as a significant tax credit in relation to the recognition of US losses in Q2 2011 of $6.0m.

Underlying diluted earnings per share was $0.09 for the second quarter, consistent with the comparable period last year (Q2 2011: $0.09). Though underlying profitability was higher in Q2 2012 than the comparable period last year, the earnings were more heavily diluted in Q2 2012 as a result of the additional shares resulting from the acquisition of Zoran in Q3 2011.

Cash, cash equivalents, treasury deposits and investments

There was a strong net cash inflow from operating activities of $40.3m in the quarter (Q2 2011: $31.0m) as a consequence of positive movements in working capital. This was partially offset by the payment of the final dividend for 2011, which returned $13.6m to our shareholders, as well as payments of $4.1m, in relation to share buybacks completed in Q1 2012.

Cash, cash equivalents, treasury deposits and investments increased by $19.8m during the quarter to $271.0m at 29 June 2012, after outflows of $13.6m on the final dividend.

Balance sheet

Days sales outstanding improved by 2 days in comparison to the prior quarter (Q1 2012: 37 days) to 35 days, as a result of strong cash collections at the end of the second quarter. Days sales outstanding for the quarter was consistent with the comparable period last year (Q2 2011: 35 days).

Though inventory levels increased by $3.9m in comparison to the previous quarter to $113.2m (Q1 2012: $109.3m), inventory days improved from 89 days to 79 days over that period. Inventory days of 79 days at the end of the second quarter compared favourably to the comparable period last year (Q2 2011: 90 days) and is a consequence of increased shipment levels at the end of Q2 2012.

The increase in days payable outstanding of 14 days ($34.7m) to 51 days (Q1 2012: $61.5m) is due to normal seasonality. The previous quarter was 37 days.

Financial Review – 26 weeks ended 29 June 2012

Half Year Financial Summary	IFRS*				Underlying*
	H1 2012		H1 2011		H1 2012	H1 2011
Revenue	$493.5m		$357.8m		$493.5m	$357.8m
Gross profit	$247.3m		$173.9m		$253.4m	$177.0m
Gross margin	50.1%		48.6%		51.3%	49.5%
R&D expenditure	$145.5m		$102.7m		$138.7m	$97.6m
SG&A expenditure	$109.5m		$61.3m		$88.2m	$55.2m
Operating profit (loss)	($7.7m	)	$9.9m		$26.6m	$24.3m
Tax charge (credit)	($0.4m	)	($1.0m	)	$7.1m	$5.4m
Diluted earnings (loss) per share	($0.05)		$0.05		$0.09	$0.11
Net cash from operating activities	$24.9m		$20.7m		$24.9m	$20.7m

*	H1 2011 results only include those previously reported for CSR plc and are not inclusive of Zoran.

Revenue

Revenue for the first half of 2012 of $493.5m, represented an increase of 37.9% on the comparable period last year (H1 2011: $357.8m). This is attributed to revenue growth across all business groups, with revenue growth being particularly strong within the Home Business Group at 34.1%, reflecting the inclusion of Zoran revenues of $154.4m in H1 2012 revenues.

Gross margin

Under IFRS, the gross margin increased by 1.5% over the comparable period last year, with the increase of 1.8% on underlying gross margins. This was partially offset by an increase in the amortisation of intangibles, as a result of intangibles acquired with Zoran, reducing gross margins by 0.3%.

Underlying gross margin increased by 1.8% in comparison to the same period last year to 51.3% (H1 2011: 49.5%). This reflects increased underlying gross margins in the Home Business Group, as well as a declining share of the overall revenue mix for lower margin product groups such as Handsets (H1 2012: 22.6%, H1 2011: 38.1%) and PNDs (H1 2012: 3.7%, H1 2011: 10.5%).

Operating expenses

Under IFRS, R&D expenses increased by 41.6% over the comparable period last year to $145.5m (H1 2011: $102.7m), whereas underlying R&D expenses increased by 42.2% over the comparable period last year to $138.7m (H1 2011: $97.6m). This is attributed to the enlarged cost base as a consequence of the acquisition of Zoran.

Under IFRS, SG&A expenses increased by 78.6% over the comparable period last year to $109.5m (H1 2011: $61.3m), which can largely be attributed to litigation settlement income of $14.5m recognised in H1 2011 and an increased cost base. SG&A expenses on an underlying basis increased by 59.8% over the comparable period last year to $88.2m (H1 2011: $55.2m), which reflects an increase in the cost base as a consequence of the acquisition of Zoran.

Operating profit

Under IFRS, there was an operating loss of $7.7m recognised in H1 2012, in comparison to an operating profit of $9.9m in the comparable period last year. This loss can primarily be attributed to litigation settlement income of $14.5m recognised in H1 2011, as well as increased share option and amortisation of intangible charges recognised in H1 2012 due to the acquisition of Zoran.

Underlying operating profit of $26.6m for the half year represents a $2.3m increase on the prior year (H1 2011: $24.3m), as increases in both revenue and gross margins have offset the increases in operating expenses as a result of the enlarged cost base following the acquisition of Zoran.

Tax

Under IFRS, we recognised a tax credit of $0.4m (H1 2011: tax credit of $1.0m). The credit was relatively small in comparison to the loss, as a consequence of the recognition of a charge of $1.5m resulting from downward revaluation of UK deferred tax assets following the reduction in the UK Corporation Tax rate to 24%. However, the deferred tax asset on the balance sheet has increased by $1.8m to $120.2m (30 December 2011: $118.4m) as a result of the recognition of further losses in the period.

During the first half of 2012, we recognised an underlying tax charge of $7.1m, an increase of $1.7m on the comparable period last year (H1 2012: $5.4m) in line with the increasing underlying profit.

Earnings per share

Under IFRS, we recognised a diluted loss per share of $0.05. This was $0.10 per share less than the comparable period last year (H1 2011: diluted earnings per share of $0.05), as a consequence of the recognition of both litigation settlement income ($14.5m) and a tax credit for US losses ($6.0m) in H1 2011, resulting in a profit after tax of $9.5m.

Underlying diluted earnings per share was $0.09, a decrease compared to the first half of 2011 (H1 2011: $0.11). Though underlying profit before tax was higher than the comparable period last year, this was more heavily diluted as a consequence of the extra shares issued through the acquisition of Zoran.

Cash, cash equivalents, treasury deposits and investments

Cash generated from operations was $24.9m (H1 2011: $20.7m) due to positive movements in working capital and underlying profitability during the half year, though this was partially offset by restructuring payments made in the first quarter.

CSR returned cash to our shareholders, through the payment of the 2011 final dividend ($13.6m) and the purchase of ordinary shares as part of the share buyback programme ($9.5m) during the half year. Further, there was expenditure of $2.7m to acquire UK capabilities in digital class D audio Amplifier Technology from Diodes Inc.

Risks and uncertainties

The Board reported on the principal risks and uncertainties faced by the Group in the Annual Report and Financial Statements for the 52 weeks ended 30 December 2011 (the “2011 Annual Report”). A detailed explanation can be found on pages 39 to 45 of the 2011 Annual Report and Financial Statements which is available on CSR’s website at www.csr.com:

A summary of the nature of the risks faced by the Group, based on previous disclosures are

-	Risks related to the company, including the business model, products, including product development and design cycle, technological risk, strategic, commercial, customer, supplier, operational, financial, compliance, IP and litigation related risks.

-	Risks related to the industry, including economic factors, seasonality and cyclicality, foreign currency, technology, regulatory, competition and political stability.

-	Other risks related to owning CSR ordinary shares.

A review of the principal risks and uncertainties has been conducted and in the view of the Board, there have not been any changes to the fundamental nature of these risks since the 2011 Annual Report was issued and these principal risks and uncertainties are equally applicable to the remaining 26 weeks of the current financial period.

In addition to the risks and uncertainties faced by the Group described in the 2011 Annual Report the Group faces risks specifically arising from the proposed transaction with Samsung, principally, the risk that the Transaction may not proceed (the Transaction is conditional on a number of matters and in certain circumstances Samsung would be entitled to terminate the Transaction Agreement), the risk of liabilities arising under the warranties and indemnities undertaken by the Company pursuant to the Transaction Agreement and the risk of distraction of management arising from the efforts required to implement the Transaction. In addition, following implementation of the Transaction, the Group will face the risk that it is delayed in being able to replace resources transferred to Samsung that it requires for its continuing businesses.

Responsibility statement

We confirm that to the best of our knowledge:

(a)	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU;

(b)	the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first 26 weeks and description of principal risks and uncertainties for the remaining 26 weeks of the period); and

(c)	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Chief Executive Officer	Chief Financial Officer
Joep van Beurden	Will Gardiner

24 July 2012

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the proposed transactions with Samsung and return of capital to shareholders (the ‘Proposed Transactions’), as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management; and (ii) the expected benefits, synergies, savings and timing of the Proposed Transactions.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to realize the expected synergies and savings from the Proposed Transactions in the amounts or in the timeframe anticipated; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our the 2011 Annual Report and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

		Q2 2012	Q2 2011	Q1 2012	H1 2012	H1 2011
		(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	Note	$’000	$’000	$’000	$’000	$’000
Revenue		266,514	193,940	226,988	493,502	357,816
Cost of sales		(130,962)	(98,915)	(115,284)	(246,246)	(183,875)

Gross profit		135,552	95,025	111,704	247,256	173,941

Research and development costs		(74,216)	(49,999)	(71,284)	(145,500)	(102,736)
Selling, general and administrative expenses		(53,300)	(31,832)	(56,170)	(109,470)	(61,284)

Operating profit (loss)		8,036	13,194	(15,750)	(7,714)	9,921

Investment income		110	112	566	676	292
Finance expense		(921)	(1,976)	(1,400)	(2,321)	(1,740)

Profit (loss) before tax		7,225	11,330	(16,584)	(9,359)	8,473
Tax		(2,225)	107	2,615	390	983

Profit (loss) for the period		5,000	11,437	(13,969)	(8,969)	9,456

Earnings (loss) per share		$	$	$	$	$
Basic	6	0.03	0.07	(0.07)	(0.05)	0.06
Diluted	6	0.03	0.07	(0.07)	(0.05)	0.05

Condensed Consolidated Statement of Comprehensive Income

	Q2 2012	Q2 2011	Q1 2012	H1 2012	H1 2011
	(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	5,000	11,437	(13,969)	(8,969)	9,456
Other comprehensive income
(Loss) gain on cash flow hedges	(1,293)	265	3,062	1,769	4,324
Net tax on cash flow hedges in statement of comprehensive income	323	(69)	(765)	(442)	(1,124)
Transferred to income statement in respect of cash flow hedges	73	(1,846)	(338)	(265)	(2,439)
Tax on items transferred from statement of comprehensive income	(18)	480	84	66	634
Actuarial losses in defined benefit plans	—	—	(18)	(18)	—

Total comprehensive income (loss) for the period	4,085	10,267	(11,944)	(7,859)	10,851

Condensed Consolidated Balance Sheet

	29 June 2012	30 December 2011
	(reviewed)	(audited)
	$’000	$’000
Non-current assets
Goodwill	333,354	332,749
Other intangible assets	121,217	127,747
Property, plant and equipment	30,380	34,520
Investment	3,719	3,610
Deferred tax asset	120,240	118,442

	608,910	617,068

Current assets
Inventory	113,190	120,347
Derivative financial instruments	657	148
Trade and other receivables	125,618	123,797
Corporation tax debtor	6,633	11,808
Treasury deposits and investments	45,624	65,938
Cash and cash equivalents	225,425	211,907

	517,147	533,945

Total assets	1,126,057	1,151,013

Current liabilities
Trade and other payables	188,184	180,621
Current tax liabilities	9,077	9,613
Obligations under finance leases	1,238	16
Derivative financial instruments	624	1,585
Provisions	17,524	29,495

	216,647	221,330

Net current assets	300,500	312,615

Non-current liabilities
Trade and other payables	43,093	49,590
Contingent consideration	103	—
Long-term provisions	3,336	1,926
Obligations under finance leases	305	143
Defined benefit pension scheme deficit	18	117

	46,855	51,776

Total liabilities	263,502	273,106

Net assets	862,555	877,907

Equity
Share capital	374	372
Share premium account	475,429	473,462
Capital redemption reserve	950	950
Merger reserve	61,574	61,574
Employee benefit trust reserve	(26,074)	(33,971)
Treasury shares	(89,726)	(84,660)
Hedging reserve	104	(1,400)
Share based payment reserve	98,226	88,197
Tax reserve	41,293	41,583
Retained earnings	300,405	331,800

Total equity	862,555	877,907

Condensed Consolidated Statement of Changes in Equity

	Called - up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust reserve	Treasury shares	Hedging reserve	Share - based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 December 2011	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907
Loss for the period	—	—	—	—	—	—	—	—	—	(8,969)	(8,969)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	1,504	—	(376)	(18)	1,110

Total comprehensive income (loss) for the period	—	—	—	—	—	—	1,504	—	(376)	(8,987)	(7,859)
Share issues	2	417	—	—	—	—	—	—	—	—	419
Refund of share issue costs*	—	1,550	—	—	—	—	—	—	—	—	1,550
Shares issued from Employee Benefit Trust	—	—	—	—	7,897	—	—	—	—	(6,699)	1,198
Shares issued from Treasury	—	—	—	—	—	4,406	—	—	—	(2,092)	2,314
Purchase of Treasury Shares	—	—	—	—	—	(9,472)	—	—	—	—	(9,472)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	10,029	—	—	10,029
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	86	—	86
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(13,617)	(13,617)

At 29 June 2012	374	475,429	950	61,574	(26,074)	(89,726)	104	98,226	41,293	300,405	862,555

	Called - up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust reserve	Treasury shares	Hedging reserve	Share - based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2011	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564
Profit for the period	—	—	—	—	—	—	—	—	—	9,456	9,456
Other comprehensive income (loss) for the period	—	—	—	—	—	—	1,885	—	(490)	—	1,395

Total comprehensive income (loss) for the period	—	—	—	—	—	—	1,885	—	(490)	9,456	10,851
Share issues	1	1,163	—	—	—	—	—	—	—	—	1,164
Shares issued from Employee Benefit Trust	—	—	—	—	4,202	—	—	—	—	(3,335)	867
Purchase of Treasury Shares	—	—	—	—	—	(47,173)	—	—	—	—	(47,173)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	4,136	—	—	4,136
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	(274)	—	(274)
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(10,973)	(10,973)

At 1 July 2011	323	369,778	950	61,574	(34,862)	(84,660)	3,008	62,174	40,877	314,000	733,162

*	During Q2 2012, CSR was able to claim a refund on stamp duty paid on the issuance of ordinary shares, issued as part of the consideration for the acquisition of Zoran Corporation, as a result of a change in tax case law in 2012.

Condensed Consolidated Cash Flow Statement

		Q2 2012	Q2 2011	Q1 2012	H1 2012	H1 2011
		(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	Note	$’000	$’000	$’000	$’000	$’000
Net cash inflow (outflow) from operating activities	7	40,268	31,003	(15,395)	24,873	20,702

Investing activities
Interest received		320	223	365	685	312
Purchase of treasury deposits		(42,094)	(11,610)	(5,003)	(47,097)	(59,890)
Sales of treasury deposits		35,737	105,319	31,674	67,411	191,794
Purchases of property, plant and equipment		(3,580)	(4,415)	(1,782)	(5,362)	(10,085)
Purchases of intangible assets		(3,535)	(3,218)	(1,511)	(5,046)	(3,866)
Acquisition of UK-based capabilities in DDFA		—	—	(2,667)	(2,667)	—
Purchase of investment		—	(2,500)	(109)	(109)	(2,500)

Net cash (used in) from investing activities		(13,152)	83,799	20,967	7,815	115,765

Financing activities
Proceeds on issue of shares		2,432	136	301	2,733	1,160
Proceeds on issue of shares from Employee Benefit Trust		29	646	29	58	874
Purchase of treasury shares		(4,051)	(22,325)	(5,421)	(9,472)	(47,511)
Refund of share issue costs*		1,550	—	—	1,550	—
Equity dividends paid to shareholders		(13,617)	(10,973)	—	(13,617)	(10,973)

Net cash used in financing activities		(13,657)	(32,516)	(5,091)	(18,748)	(56,450)

Net increase in cash and cash equivalents		13,459	82,286	481	13,940	80,017

Cash and cash equivalents at beginning of period		212,011	170,983	211,907	211,907	172,315

Effect of foreign exchange rate changes		(45)	(840)	(377)	(422)	97

Cash and cash equivalents at end of period		225,425	252,429	212,011	225,425	252,429

*	During Q2 2012, CSR was able to claim a refund on stamp duty paid on the issuance of ordinary shares, issued as part of the consideration for the acquisition of Zoran Corporation, as a result of a change in tax case law in 2012.

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 30 December 2011 on 17 February 2012. The condensed set of financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (‘IAS 34’), as adopted by the European Union and as issued by the IASB. The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 30 December 2011.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 30 December 2011 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 30 December 2011 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

The financial information for the quarters Q2 2012, Q2 2011 and Q1 2012 is unaudited. The financial information for the 26 weeks ended 29 June 2012 (identified as being reviewed) is the subject of the independent auditor’s review report. The financial information for the 26 weeks ended 1 July 2011 was previously the subject of an independent auditor’s review report.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The 30 December 2011 balance sheet was derived from audited financial statements but does not include all disclosures required by IFRS as adopted by the European Union and as issued by the IASB. However the Company believes that the disclosures are adequate to make the information presented not misleading.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q2 2012	13 weeks	31 March 2012 to 29 June 2012

H1 2012	26 weeks	31 December 2011 to 29 June 2012

Q1 2012	13 weeks	31 December 2011 to 30 March 2012

Q2 2011	13 weeks	2 April 2011 to 1 July 2011

H1 2011	26 weeks	1 January 2011 to 1 July 2011

2 Going Concern

The financial statements have been prepared on the going concern basis.

The Group’s business activities and financial performance in the period under review are discussed on pages 3 to 13. A detailed explanation of the risk and uncertainties faced by the Group can be found on pages 39 to 45 of the 2011 Annual Report which is available on CSR’s website at www.csr.com and a description of the assessment of risk by the Group is given on pages 56 and 57.

The directors have given consideration to the results of the current period, future cash forecasts and revenue projections based on prudent market data. The Group has adequate financial resources and a robust policy towards treasury risk and cash flow management and as a consequence, the directors believe the Group is well placed to manage its business risks successfully. After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report, and accordingly they continue to adopt the going concern basis.

3 Changes in share capital

In the second quarter 2012, 1,081,789 new ordinary shares were issued for employee option exercises. Consideration was $99,845 at a premium of $98,104. In addition 29,506 ordinary shares were issued from the Employee Benefit Trust and 620,563 ordinary shares were issued from ordinary shares held at treasury to satisfy employee option exercises.

During the first half 2012, 1,401,876 new ordinary shares were issued for employee option exercises. Consideration was $419,385 at a premium of $417,134. In addition 749,903 ordinary shares were issued from the Employee Benefit trust and 814,457 ordinary shares were issued from ordinary shares held at treasury to satisfy employee option exercises.

During the first half 2012, CSR purchased 2,450,484 ordinary shares, all of which were held at treasury at 29 June 2012.

As at 29 June 2012, there were 200,491,340 ordinary shares in issue. This figure is after adjusting for 16,577,427 shares held by CSR plc in treasury.

4 Segmental reporting

Following an internal reorganisation in the second half of 2011, as a consequence of the acquisition of Zoran and the public announcement that the investment in both digital tv and silicon tuners has been discontinued, the reportable segments of CSR changed from those disclosed in the 2011 half year review and accordingly, the prior period disclosures have been restated.

The Group’s reportable segments under IFRS8 Operating Segments are as follows:

Mobile Business Group (MBG)	Mobile Handsets and Cameras
Home Business Group (HBG)	Headsets, PC, Imaging and Consumer applications
Automotive Business Group (ABG)	Automotive and Personal Navigation Device (PND) applications
Legacy Products Group (LPG)	Digital TV, Set Top Boxes, DVD and Silicon tuners

Segment revenues and results

Management uses non-GAAP (denoted as ‘underlying’) measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions and have therefore been presented as part of Segmental Reporting disclosures.

There was no inter-segmental revenue in any of the periods shown.

The following is an analysis of the Group’s revenue and results by reportable segment in the 26 weeks ended 29 June 2012:

26 weeks ended 29 June 2012	ABG	HBG	MBG	LPG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	107,555	154,836	165,525	65,586	—	493,502

Result
Underlying operating (loss) profit	6,312	37,858	(39,251)	21,637	—	26,556

Share-based payment charges					(11,033)	(11,033)
Amortisation of acquired intangible assets					(11,360)	(11,360)
Integration and restructuring					(11,244)	(11,244)
Acquisition-related fees					(633)	(633)

Operating loss						(7,714)

Investment income						676
Finance costs						(2,321)

Profit before tax						(9,359)

The following is an analysis of the Group’s revenue and results for the 26 week period ended 1 July 2011. The revenue of the Legacy Products Group is not presented for the 26 weeks ended 1 July 2011 as this business group relates to a group of products acquired as part of Zoran in the 26 weeks ended 30 December 2011 and the business group itself was identified subsequent to the acquisition of Zoran.

26 weeks ended 1 July 2011	ABG	HBG	MBG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	102,086	115,434	140,296	—	357,816

Result
Underlying operating (loss) profit	15,757	21,172	(12,647)	—	24,282

Share-based payment charges				(4,594)	(4,594)
Amortisation of acquired intangible assets				(7,287)	(7,287)
Integration and restructuring				(2,053)	(2,053)
Acquisition-related fees				(8,959)	(8,959)
Litigation settlement income				14,532	14,532
Patent settlement				(6,000)	(6,000)

Operating profit					9,921

Investment income					292
Finance costs					(1,740)

Profit before tax					8,473

5 Amortisation of acquired intangibles

	Q2 2012	Q2 2011	Q1 2012	H1 2012	H1 2011
	(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	$’000	$’000	$’000	$’000	$’000
Included within:
Cost of sales	3,036	1,527	3,114	6,150	3,054
Research and development costs	640	1,212	506	1,146	2,425
Selling, general and administrative expenses	2,032	893	2,032	4,064	1,808

Amortisation of acquired intangibles	5,708	3,632	5,652	11,360	7,287

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

6 Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Q2 2012	196,654,864	199,227,206

Q2 2011	166,632,163	169,572,041

Q1 2012	196,764,245	200,922,839

H1 2012	196,709,729	200,301,668

H1 2011	169,709,731	172,177,856

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

7 Reconciliation of net profit (loss) to net cash from operating activities

	Q2 2012	Q2 2011	Q1 2012	H1 2012	H1 2011
	(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	5,000	11,437	(13,969)	(8,969)	9,456
Adjustments for:
Investment income	(110)	(112)	(566)	(676)	(292)
Finance costs	921	1,976	1,400	2,321	1,740
Income tax (credit) expense	2,225	(107)	(2,615)	(390)	(983)
Changes in fair value of investments	—	309	—	—	309
Amortisation of intangible assets	7,423	5,566	7,053	14,476	10,459
Depreciation of property, plant and equipment	4,224	5,058	4,103	8,327	9,536
(Gain) loss on disposal of property, plant and equipment and intangible fixed assets	(30)	22	55	25	22
Share option charges	4,648	1,215	5,381	10,029	4,136
Decrease in provisions	(524)	(1,349)	(10,037)	(10,561)	(1,289)

Operating cash flows before movements in working capital	23,777	24,015	(9,195)	14,582	33,094

(Increase) decrease in inventories	(3,915)	(303)	11,072	7,157	(10,375)
(Increase) decrease in receivables	(11,447)	11,769	8,652	(2,795)	8,022
Increase (decrease) in payables	33,168	(4,359)	(30,293)	2,875	(9,297)

Cash generated (used) by operations	41,583	31,122	(19,764)	21,819	21,444

Foreign tax paid	(1,170)	(35)	(222)	(1,392)	(538)
UK Corporation tax received	—	—	4,717	4,717	—
Interest paid	(145)	(84)	(126)	(271)	(204)

Net cash inflow from operating activities	40,268	31,003	(15,395)	24,873	20,702

8 Contingent Liabilities

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See, for example, our Securities and Exchange Commission filings and our Annual Report for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

CSR is litigating a patent case against Bandspeed, Inc., in the US District Court for the Western District of Texas. Trial has been set for Q1 2013. Although CSR is not a party to another Bandspeed case, which was transferred from the US District Court for the Eastern District of Texas to the US District Court for the Western District of Texas, a number of defendants have requested indemnification from CSR. In response to Bandspeed’s actions, on 5 October 2011, CSR had filed a patent infringement lawsuit against Bandspeed in the US District Court for Arizona, which has been consolidated with the Western District of Texas Case. CSR also filed an action against Bandspeed and its affiliates for fraud and unfair business practices in the US District Court in the Northern District of California, which also has been consolidated with the Western District of Texas case. Bandspeed is defending a patent infringement lawsuit filed by CSR in the US District Court for the Central District of California; no trial date has been set.

Freescale Semiconductor, Inc. filed three investigations in the International Trade Commission in which it named Zoran or its customers as respondents, Inv. No. 337-TA-709 (“Integrated Circuits I”), Inv. No. 337-TA-786 (“Integrated Circuits II”) and Inv. No. 337-TA-822 (“Integrated Circuits III”). Freescale also filed three parallel district court cases, all of which are stayed pending the outcome of Integrated Circuits II and III. In each ITC investigation, Freescale accused Zoran’s products of infringing US Patent No. 5,467,455. This patent expires on 3 November 2013.

Integrated Circuits I went to trial on the issue of whether certain Zoran digital television integrated circuit products used in Funai TVs infringe the ’455 patent. In Integrated Circuits I, Freescale failed to prevail. On 12 July 2012, the Administrative Law Judge issued his Initial Determination (ID) and concluded there was no violation of the relevant statute, Section 337 of the Tariff Act of 1930. The ID is subject to petitions for review by the entire Commission and the ID will become the final determination of the Commission on 10 September 2012, unless the Commission orders review of any of the issues addressed in the ID by that date. In Integrated Circuits III, the trial is set for 24 September 2012 and the target date for Completion of the Investigation is 10 May 2013.

On 21 May 2012, CSR filed a complaint against Freescale in the US District Court for the Northern District of California (Case No. 12-CV-02619), alleging infringement of five US patents.

On 10 July 2012, Freescale filed an amended complaint against CSR in the US District Court for the Western District of Texas (Case No. 1:12-CV-604), alleging infringement of four US patents.

A number of patent portfolio non-practicing entities have filed patent infringement cases against CSR and/or Zoran. These cases are all in the preliminary stages and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints – all filed in the US District Court for the Eastern District of Texas (except HSM Portfolio/Technology Property’s lawsuit against Zoran in the US District Court for Delaware) - and the scheduled trial dates are as follows: Mosaid (Filed 16 March 2011; Trial Scheduled for Q3 2014); Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; Trial scheduled for Q4 2013); HSM Portfolio and Technology Property (Filed 1 September 2011; Trial not yet scheduled); and Advanced Processor Technologies (Filed 26 January 2011; Trial scheduled for Q3 2013).

No provision has been recorded for any of the cases above as cash out flow has not been deemed probable as of the date hereof.

9 Taxation

Tax for the 26 week period is credited at 4.2% (26 weeks ended 1 July 2011: 11.6%) representing the best estimate of the average annual effective tax rate expected for the full year, applied to the pre-tax loss for the 26 week period.

10 Dividends

Amounts recognised as equity dividends issued to shareholders were $13.6m. The proposed interim dividend for the 26 week period ended 29 June 2012 is $0.038 per share.

The proposed interim dividend of $0.038 per share was approved by the Board subsequent to 29 June 2012 and has not been included as a liability as of 29 June 2012.

11 Acquisition of DDFA Technology

On 20 March 2012, CSR plc acquired UK-based capabilities in digital class D audio amplifier technology from Diodes Xetec Semiconductors Limited, a subsidiary of Diodes Inc of Plano, Texas, trademarked as DDFA (direct digital feedback amplifier). The acquisition complements CSR’s existing audio platform technology, enabling end-to-end digital audio processing from source to speaker.

The acquisition note is shown below:

Recognised amounts of assets acquired and liabilities assumed at fair value
$’000
Financial assets	20
Intangible assets	2,750

Total consideration	2,770

Satisfied by:
Cash	2,667
Contingent consideration arrangement	103

Total consideration transferred	2,770

Net cash outflow arising on acquisition
Cash consideration	(2,667)

The contingent consideration arrangement is dependent on a royalty receivable on the sales of the products containing the DDFA chipset from the date of acquisition to 20 March 2018. The value of the contingent consideration was based on discounted cash flows related to forecast sales of the relevant DDFA technology products.

The potential undiscounted amount of all future payments that the Group could be required to make under the contingent consideration arrangement is between $nil and $1.0 million and is payable quarterly.

A service agreement in relation to intellectual property - related consultancy services was contracted for separately, with payments totalling $0.33 million capitalised within intangible assets and amortised over the amortisation period of the related in-process research and development intangible assets.

Acquisition-related costs included within administrative expenses in the CSR plc consolidated income statement for the 26 weeks ended 29 June 2012 amounted to $0.3 million.

The contribution from DDFA technology to the Group’s revenue and to the Group’s profit for the period between the date of the acquisition and the balance sheet date is negligible.

12 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. There have been no material changes in the type of related party transactions as described in the 2011 Annual Report.

13 Post Balance Sheet Events

On 17 July 2012, the Company entered into a conditional binding agreement with Samsung for the transfer of CSR’s development operations in handset connectivity and location, including 310 people, together with certain rights over CSR’s technology in these areas for a consideration of $310 million in cash. None of the revenues associated with CSR’s existing handset products will be transferred.

In addition, Samsung will invest $34.4 million in return for new ordinary shares in CSR representing 4.9% of the current issued share capital of the Company at a price of 223 pence per share on completion of the Transaction.

Following completion of the Transaction, the Company intends to return up to $285 million to holders of its ordinary shares and American Depositary Shares representing its ordinary shares, comprising the net proceeds of the Transaction, the equity investment and the remaining $40.5 million of the buy-back announced in February 2012.

Supplementary information

Summary income statement – Underlying results

	Q2 2012	Q2 2011	Q1 2012	H1 2012	H1 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Underlying	Underlying	Underlying	Underlying	Underlying
	$’000	$’000	$’000	$’000	$’000
Revenue	266,514	193,940	226,988	493,502	357,816
Underlying cost of sales	(127,926)	(97,388)	(112,170)	(240,096)	(180,821)

Underlying gross profit	138,588	96,552	114,818	253,406	176,995

Underlying research and development	(70,834)	(47,845)	(67,844)	(138,678)	(97,553)
Underlying selling, general and administrative	(43,877)	(24,470)	(44,295)	(88,172)	(55,160)

Underlying Operating profit	23,877	24,237	2,679	26,556	24,282

Investment income	110	112	566	676	964
Underlying finance expense	(383)	(995)	(831)	(1,214)	(759)

Underlying profit before tax	23,604	23,354	2,414	26,018	24,487

Underlying tax	(6,258)	(7,272)	(802)	(7,060)	(5,357)

Underlying profit for the period	17,346	16,082	1,612	18,958	19,130

Diluted share count	199,227,206	169,572,041	200,922,839	200,301,668	172,177,856

Underlying Earnings per share	$	$	$	$	$
Diluted	0.09	0.09	0.01	0.09	0.11

Reconciliation of IFRS results to underlying measures

Q2 2012

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	135,552	50.9	(74,216)	(53,300)	8,036	7,225	(2,225)	5,000	0.03
Amortisation of intangibles	3,036	1.1	640	2,032	5,708	5,708	(1,411)	4,297	0.02
Share option charges	—	—	2,742	2,269	5,011	5,011	(2,417)	2,594	0.01
Acquisition fees	—	—	—	345	345	345	(90)	255	—
Integration and restructuring	—	—	—	4,777	4,777	4,777	(1,524)	3,253	0.02
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	1,540	1,540	0.01
Unwinding of discount on litigation settlements	—	—	—	—	—	538	(131)	407	—

Underlying	138,588	52.0	(70,834)	(43,877)	23,877	23,604	(6,258)	17,346	0.09

Q2 2011
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	95,025	49.0	(49,999)	(31,832)	13,194	11,330	107	11,437	0.07
Amortisation of intangibles	1,527	0.8	1,212	893	3,632	3,632	(1,276)	2,356	0.01
Share option charges	—	—	942	360	1,302	1,302	(111)	1,191	0.01
Acquisition fees	—	—	—	4,924	4,924	4,924	460	5,384	0.03
Integration and restructuring	—	—	—	1,185	1,185	1,185	(314)	871	0.01
Unwinding of discounts on litigation settlements	—	—	—	—	—	643	(168)	475	—
Recognition of tax losses brought forward	—	—	—	—	—	—	(5,970)	(5,970)	(0.04)
Loss on close period share buyback	—	—	—	—	—	338	—	338	—

Underlying	96,552	49.8	(47,845)	(24,470)	24,237	23,354	(7,272)	16,082	0.09

Q1 2012
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net (loss) profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	111,704	49.2	(71,284)	(56,170)	(15,750)	(16,584)	2,615	(13,969)	(0.07)
Amortisation of intangibles	3,114	1.4	506	2,032	5,652	5,652	(1,665)	3,987	0.02
Share option charges	—	—	2,934	3,088	6,022	6,022	(290)	5,732	0.03
Acquisition fees	—	—	—	288	288	288	(70)	218	—
Integration and restructuring	—	—	—	6,467	6,467	6,467	(1,252)	5,215	0.03
Unwinding of discount on litigation settlements	—	—	—	—	—	569	(140)	429	—

Underlying	114,818	50.6	(67,844)	(44,295)	2,679	2,414	(802)	1,612	0.01

H1 2012
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net (loss) profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	247,256	50.1	(145,500)	(109,470)	(7,714)	(9,359)	390	(8,969)	(0.05)
Amortisation of intangibles	6,150	1.2	1,146	4,064	11,360	11,360	(3,076)	8,284	0.04
Share option charges	—	—	5,676	5,357	11,033	11,033	(2,707)	8,326	0.04
Acquisition fees	—	—	—	633	633	633	(160)	473	—
Integration and restructuring	—	—	—	11,244	11,244	11,244	(2,776)	8,468	0.04
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	1,540	1,540	0.01
Unwinding of discount on litigation settlements	—	—	—	—	—	1,107	(271)	836	0.01

Underlying	253,406	51.3	(138,678)	(88,172)	26,556	26,018	(7,060)	18,958	0.09

H1 2011
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	173,941	48.6	(102,736)	(61,284)	9,921	8,473	983	9,456	0.05
Amortisation of intangibles	3,054	0.9	2,425	1,808	7,287	7,287	(2,983)	4,304	0.02
Share option charges	—	—	2,758	1,836	4,594	4,594	(111)	4,483	0.03
Acquisition fees	—	—	—	8,959	8,959	8,959	(609)	8,350	0.05
Integration and restructuring	—	—	—	2,053	2,053	2,053	(544)	1,509	0.01
Litigation settlement	—	—	—	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	—	—	—	6,000	6,000	6,000	(1,590)	4,410	0.03
Unwinding of discount on litigation settlements	—	—	—	—	—	1,315	(346)	969	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(5,970)	(5,970)	(0.04)
Loss on close period share buyback	—	—	—	—	—	338	—	338	—

Underlying	176,995	49.5	(97,553)	(55,160)	24,282	24,487	(5,357)	19,130	0.11